Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

Silicon Valley Bank collapse & the Fundrise rapid rescue lending program

Over the weekend after Silicon Valley Bank failed, Fundrise created an emergency bridge lending program to ensure companies could make payroll on Monday.

When Silicon Valley Bank failed on Friday, March 10, at 7pm the same day we made the decision to set up a short-term bridge lending program. The Fundrise Innovation Fund was liquid in government money market funds, which allowed us to create a new funding program, literally overnight, to solve a huge problem for tech companies that needed to make payroll by Monday.

https://twitter.com/BenMillerise/status/1634333381633667072?s=20

The strategy was to build relationships with great tech companies and top-tier venture funds. The entire tech industry was in crisis. We stepped up as a powerful positive solution, quickly building a reputation as a good partner.

By Saturday morning, we were in conversation with roughly 20 companies and were drafting loan docs. A half dozen members of our team started gathering due diligence on all the companies. We were getting dozens of emails every few minutes. Our big task was to underwrite the credit risk of lending to these companies.

What we learned in the process, which the twittersphere did not appreciate, is that, at least from what we were seeing, these companies were extremely high quality. Not only were they exceptionally strong companies — ranging in annual revenue from $5M to $200M — they generally also had about **20x** more in deposits than cash needed to make payroll on Monday.

Two of the potential borrowers were public companies, and the vast majority of the lending was going to companies with $25M+ in annual revenue (with 8 companies having about $100M in revenue). All of the companies had raised multiple venture rounds, typically in the tens of millions of dollars, and some in the hundreds of millions. These were well known companies referred to us by top 10 law firms and top 20 venture funds.

The loan docs we had prepared on Saturday ensured that loans would be secured by *all* company assets, not just their deposits: investment accounts, money market funds, treasuries, sweep accounts, everything. A senior loan secured by the whole company.

In practice, the credit quality of the companies was off-the-charts good. The issue was not credit. Instead, SVB created a liquidity crisis. Companies needed access to liquidity, stat!

After some back and forth, we settled on an annual interest rate of 10%. The companies understood that the rate wasn't particularly material because the loan would only be outstanding for a very short time. We were working 48 hours straight to provide them liquidity by Monday. So the amount of accrued interest would be immaterial. For example, a $100,000 loan at a 10% annual rate would accrue $27.78 a day. That's nothing compared with missing payroll.

One of the most extraordinary moments from the weekend was when our law firm connected us with a top 20 VC firm that is iconic in the venture industry. They had many tech companies needing bridge funding by Monday. On Saturday afternoon, we had the preliminary green light to lend $25 million directly to the venture fund, who would then manage relending it out to their dozens of portfolio companies.

Due to the increasing volume of activity, I reached out to our 100-person real estate team to enlist their help. They do know a thing or two about underwriting and lending, after all. Half the team responded right away, and the information started getting tightly organized into folders and spreadsheets, and allowed us to put way more eyes on the analysis. For example, we have a LexisNexis account that lets us run background checks on every borrower and equity partner we have worked with.

By Sunday, we had about 30 tech companies lined up, totaling over $31 million of direct lending. There were 31 loan docs circulating, 100+ emails with due diligence material, and a lot of companies wanting to talk to us by phone. The team was working furiously to get it all done.

By late evening, it was looking like it was going to be an all nighter. These companies needed to fund payroll by Monday, for their more than 3,500 employees.

Then, at 6:35pm, the FDIC announced that the crisis was averted. All depositors were guaranteed and their money would be available Monday.

Nevertheless, about a half dozen of the biggest companies still wanted to close the loans. *Just in case.* No one knew if their money would actually be available on Monday.

In the final analysis, we ended up closing four of the loans for a total of $11.527 million, although only two companies ended up calling the funding, $5.527 million in aggregate. One has already paid theirs back! The other was lent to a public company, and we are confident of its imminent return.

* * *

It was a once-in-a-lifetime experience. Everyone we worked with — from the executives at the companies, to the teams, to the VC funds — came together to solve the problem. The company CEOs, CFOs, GCs, and VC partners were incredibly impressive. Crisis doesn't create character; it reveals it. What we saw was inspiring.

The connections and goodwill we received across the tech ecosystem should catapult the Fundrise Innovation Fund to the next level. Companies were unbelievably appreciative. We racked up serious amounts of good karma.

Here are a few excerpts of emails we received from the companies and their VC-backers:

Ben, Thank you. No matter if we end up taking this offer or not, I want you to know: a) I deeply respect what you are doing, and b) I will do everything I can to help you make as much money as possible from this day forward.

Hi Benjamin,
It was definitely a harrowing and sleepless few days. We appreciate the help extended and hope good things for Fundrise.

Yes. We just got the news. It's great indeed and we will remember the good deed you were working on definitely. Bless you.

You definitely picked up a mill karma points in my book. I'd love to get to know you all now that the dust is settling and learn more for the future. Maybe we can reconnect after I catch up on sleep for a few days :-)

Watching from the sidelines - agree… Much Karma. Ben and team. thanks so much for jumping in here and for others. Too many folks not doing the right thing and proud to know folks like you who did the right thing. F'ing hedge funds trying to convince people to sell their claims at $.7 / $1 before they even had them. Such garbage.

Hope to catch up soon

Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

Yes - we are breathing a big sigh of relief over here! Thank you again to you and Chris and the rest of the team for bringing urgency and offering to help while there was so much uncertainty. We appreciate it and it was good to meet you guys despite the challenging circumstances. Thanks again and take care!

Onward,
Ben

P.s. Fundrise did not have any bank accounts with Silicon Valley Bank.